

Mail Stop 3233

July 9, 2018

<u>Via E-mail</u>
Mr. Luca Fabbri
Chief Financial Officer
Farmland Partners Inc.
4600 South Syracuse Street,
Suite 1450
Denver, CO 80237-2766

> **Re: Farmland Partners Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed March 5, 2018**
> **File No. 1-36405**

Dear Mr. Fabbri:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities